SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2008 with the report for the six-month period ended on December 31, 2007 and December 31, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 11, 2008, the Company filed the report for the six-month period ended on December 31, 2007 and December 31, 2006 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	12-31-07	12-31-06
	Ps,	Ps,
1- Period Result
Ordinary	14,472,656	17,038,555
Extraordinary	—	—
Period Profit	14,472,656	17,038,555

2- Net Worth Composition
Outstanding Shares	320,774,772	235,372,425
Treasury Shares	—	—
Subscribed Capital	320,774,772	235,372,425
Comprehensive Capital Adjustment	166,218,124	166,218,124
Premium on Shares	166,202,798	112,890,570
Technical revaluation	—	—
Legal Reserve	15,644,814	13,176,701
Reserve for new projects	158,743,802	120,099,646
Retained earnings	14,472,656	17,038,555
Temporary conversion difference	8,926,292	(3,945,573)
Total Net Worth	850,983,258	660,850,448

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is Ps. 320,774,772. Its share composition is divided in 320,774,772 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

As of December 31, 2007 the amount of 217,609,736 non endorsable common stock of face value Ps.1 each and with right to 1 vote each are not held by the principal shareholders. It amount of shares represent 67.8% of the issued authorized outstanding capital.

The principal shareholder is Inversiones Financieras del Sur S.A. with 102,826,754 shares, which represent the 32.1% of the issued authorized outstanding capital.

As of December 31, 2007, there are no outstanding warrants or convertible notes to acquire shares of the Company.

The following activities can be remarked during the period:

•

The business’ general context continues to be very favourable. Demand for agricultural commodities continues to increase, in spite of the risks of an economic slowdown in the world’s principal economies. As a result, prices of soy and corn have increased over 25% in the last three months and surfaces destined to seeding continue to increase.

•

The increase in the operating results to Ps. 22.4 million for the first six months of the fiscal year 2008, compared to the same period of the last year, was motivated by the crops business, in which the Company increased its production volumes and sales in a growing prices context.

•	An increase in the milk production values and the results obtained from the sale of establishments also had an important role. The net result amounted to Ps. 14.5 million.

•

During the last quarter, the Company sold two establishments, in operations which reported gains of over Ps. 20 million. The sale prices of these establishments amounted 8 and 22 times its book values, respectively.

•	During the period, the Company converted and exercised its balance of IRSA’s Convertible Notes and warrants, thus setting its interest in IRSA in 34.6%.

•

As of November 14, 2007, holders of warrants and convertible notes had exercised and converted, respectively, a significant amount of them, increasing the Company’s total outstanding stock to 320,774,772. Only 89,126 of the Company’s Convertible Notes remained unconverted and were cancelled by the Company.

•

IRSA’s lower results, which can be appreciated by comparing the first six-month period of the current fiscal year with the previous, are attributable to the impact of Banco Hipotecario’s extraordinary loss during the first quarter of the current fiscal year, which was partially offset during the last quarter.

•

The remarkable increase of commodities’ prices supports the Company’s marginal land revaluation thesis, with its strong positive impact in the Company’s portfolio and, in consequence, in its stock appreciation potential, and the possibility of success of the planned capital increase.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA
FINANCIERA Y AGROPECUARIA

	By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: February 11, 2008.